SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     (MARK ONE):
               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1996

                                       OR

             ( ) TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to ___________.

                         Commission file number 0-20187

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   MIDDLETOWN SAVINGS BANK 401(k) SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                MSB Bancorp, Inc.
                               35 Matthews Street
                             Goshen, New York 10924

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the 401(k) savings plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Middletown Savings Bank
                                       401(k) Savings Plan
                                       ----------------------------------------
                                       (Name of Plan)



Date:     June 26, 1997                 /s/ William C. Myers
      --------------------------       ----------------------------------------
                                       (Signature)
                                       William C. Myers, President and
                                       Chief Executive Officer
                                       Plan Administrator

[LOGO OF KPMG PEAT MARWICK LLP]

                             MIDDLETOWN SAVINGS BANK
                               401(K) SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 1996 and 1995


                   (With Independent Auditors' Report Thereon)

[LOGO OF KPMG PEAT MARWICK LLP]

KPMG Peat Marwick LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078





                          INDEPENDENT AUDITORS' REPORT

The Plan Administrator
Middletown Savings Bank 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Middletown Savings Bank 401(k) Savings Plan as of December 31, 1996, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Middletown Savings Bank 401(k) Savings Plan as of December 31, 1995 were audited by other auditors whose report thereon dated June 6, 1996 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ KPMG Peat Marwick LLP

May 30, 1997

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MEMBER FIRM OF
KPMG INTERNATIONAL

                                                       MIDDLETOWN SAVINGS BANK
                                                         401(K) SAVINGS BANK

                                                  Statement of Net Assets Available
                                                          for Plan Benefits

                                                          December 31, 1996



                                                  Fidelity                                           Fidelity
                                                   Advisor                                           Advisor          Fidelity
                                                   Growth         Fidelity         Fidelity           Inter-           Advisor
                                                   Oppor-         Advisor           Advisor          mediate            Daily
                                                  tunities        Balanced         Overseas            Bond             Money
                                                    Fund            Fund             Fund              Fund              Fund
                                                    ----            ----             ----              ----              ----

Assets:
  Investments, at fair market value:            $  842,824        571,313            87,194          182,734           166,241
   Mutual funds (notes 2 and 3)                      -              -                 -                -                 -
                                                   -------        -------           -------          -------           -------
   MSB Bancorp stock

         Total investments                         842,824        571,313            87,194          182,734           166,241
                                                   -------        -------            ------          -------           -------

  Receivables:
   Employer contribution                             -              -                 -                -                 -
   Participant notes receivable                      -              -                 -                -                 -
   Accrued income                                    -              -                 -                -                 -
                                                   -------        -------            ------           ------           -------

         Total receivables                           -              -                 -                -                 -
                                                   -------        -------            ------           ------           -------

  Cash                                               -              -                 -                -                 -
                                                   -------        -------            ------           ------           -------

         Net assets available for
           plan benefits                        $  842,824        571,313            87,194          182,734           166,241
                                                   =======        =======            ======          =======           =======




                                                      MSB
                                                    Bancorp              Par-
                                                     Stock             ticipant
                                                      Fund              Notes              Other               Total
                                                      ----              -----              -----               -----

Assets:
  Investments, at fair market value:                  -                  -                  -                1,850,306
   Mutual funds (notes 2 and 3)                     585,846              -                  -                  585,846
                                                    -------            -------            -------            ---------
   MSB Bancorp stock

         Total investments                          585,846              -                  -                2,436,152
                                                    -------            -------            -------            ---------

  Receivables:
   Employer contribution                              -                  -                167,320              167,320
   Participant notes receivable                       -                133,399              -                  133,399
   Accrued income                                     4,564              -                  -                    4,564
                                                    -------            -------            -------              -------

         Total receivables                            4,564            133,399            167,320              305,283
                                                     ------            -------            -------              -------

  Cash                                               20,350              -                  -                   20,350
                                                     ------            -------            -------              -------

         Net assets available for
           plan benefits                            610,760            133,399            167,320            2,761,785
                                                    =======            =======            =======            =========

See accompanying notes to financial statements.

                                              MIDDLETOWN SAVINGS BANK
                                                401(K) SAVINGS PLAN

                                         Statement of Net Assets Available
                                                 for Plan Benefits

                                                 December 31, 1995



                                               Fidelity      Fidelity                   Fidelity
                                                Advisor      Advisor                    Advisor       Fidelity
                                                Growth        Income      Fidelity      Limited       Advisor         MSB
                                                Oppor-         and         Advisor        Term         Daily        Bancorp
                                               tunities       Growth      Overseas        Bond         Money         Stock
                                                 Fund          Fund         Fund          Fund          Fund         Fund
                                                 ----          ----         ----          ----          ----         ----
Assets:
  Investments, at fair market value:
    Mutual funds (notes 2 and 3)               $ 281,708      205,874        39,891      107,406            --            --
    MSB Bancorp stock                                 --           --            --           --            --       440,781
                                               ---------    ---------     ---------    ---------     ---------     ---------

        Total Investments                        281,708      205,874        39,891      107,406            --       440,781
                                               ---------    ---------     ---------    ---------     ---------     ---------
  Receivables:
    Employer contribution                             --           --            --           --            --            --
    Participant notes receivable                      --           --            --           --            --            --
    Accrued income                                     3            2            --            1         1,195         3,632
                                               ---------    ---------     ---------    ---------     ---------     ---------

        Total receivables                              3            2            --            1         1,195         3,632
                                               ---------    ---------     ---------    ---------     ---------     ---------
  Cash                                             2,333        1,473           238          859        68,783         2,404
                                               ---------    ---------     ---------    ---------     ---------     ---------

        Net assets available for plan benefits $ 284,044      207,349        40,129      108,266        69,978       446,817
                                               =========    =========     =========    =========     =========     =========





                                                 Par-
                                               ticipant
                                                 Notes      Other        Total
                                                 -----      -----        -----
Assets:
  Investments, at fair market value:
    Mutual funds (notes 2 and 3)                       --         --     634,879
    MSB Bancorp stock                                  --         --     440,781
                                                ---------  ---------   ---------

        Total Investments                              --         --   1,075,660
                                                ---------  ---------   ---------
  Receivables:
    Employer contribution                              --     60,000      60,000
    Participant notes receivable                   63,690         --      63,690
    Accrued income                                     --         --       4,833
                                                ---------  ---------   ---------

        Total receivables                          63,690     60,000     128,523
                                                ---------  ---------   ---------
  Cash                                                 --         --      76,090
                                                ---------  ---------   ---------

        Net assets available for plan benefits     63,690     60,000   1,280,273
                                                =========  =========   =========

See accompanying notes to financial statements.

                                              MIDDLETOWN SAVINGS BANK
                                                401(K) SAVINGS PLAN

                                   Statement of Changes in Net Assets Available
                                                 for Plan Benefits

                                           Year ended December 31, 1996

                                             Fidelity                               Fidelity
                                              Advisor                               Advisor       Fidelity
                                              Growth      Fidelity     Fidelity      Inter-       Advisor         MSB
                                              Oppor-       Advisor     Advisor      mediate        Daily        Bancorp       Par-
                                             tunities     Balanced     Overseas       Bond         Money         Stock      ticipant
                                               Fund         Fund         Fund         Fund          Fund         Fund        Notes
                                               ----         ----         ----         ----          ----         ----        -----
Additions:
  Investment income:
    Net appreciation (depreciation) in fair
      value of investments                   $ 76,943       22,733        6,100      (5,741)           --        14,379           --
    Interest                                       --           --           --          --            --           703           --
    Dividends                                  11,775       11,695          781      11,212         2,717        16,146           --
                                             --------     --------     --------    --------      --------      --------     --------
          Total investment income              88,718       34,428        6,881       5,471         2,717        31,228           --
                                             --------     --------     --------    --------      --------      --------     --------
Contributions:
    Participant                               261,031      144,658       22,946      75,471        24,064       174,753       69,709
    Employer                                   18,393       11,415        2,125       6,274         3,087            --           --
                                             --------     --------     --------    --------      --------      --------     --------
          Total contributions                 279,424      156,073       25,071      81,745        27,151       174,753       69,709
                                             --------     --------     --------    --------      --------      --------     --------
  Rollovers from Middletown Savings Bank
   Retirement Plan in RSI Retirement Trust    328,169      202,249       24,921      52,619        51,373        58,061           --
                                             --------     --------     --------    --------      --------      --------     --------
          Total additions                     696,311      392,750       56,873     139,835        81,241       264,042       69,709

  Deductions from net assets attributed to
    benefits paid to participants             113,395       43,403        8,513      38,399        41,639        81,220           --
                                             --------     --------     --------    --------      --------      --------     --------
          Net increase prior to transfers     582,916      349,347       48,360     101,436        39,602       182,822       69,709
  Transfers                                   (24,136)      14,617       (1,295)    (26,968)       56,661       (18,879)          --
                                             --------     --------     --------    --------      --------      --------     --------
          Net increase                        558,780      363,964       47,065      74,468        96,263       163,943       69,709

  Net assets available for plan benefits:
    Beginning of year                         284,044      207,349       40,129     108,266        69,978       446,817       63,690
                                             --------     --------     --------    --------      --------      --------     --------
    End of year                              $842,824      571,313       87,194     182,734       166,241       610,760      133,399
                                             ========     ========     ========    ========      ========      ========     ========







                                                  Other       Total
                                                  -----       -----
Additions:
  Investment income:
    Net appreciation (depreciation) in fair
      value of investments                             --    114,414
    Interest                                           --        703
    Dividends                                          --     54,326
                                                 --------   --------
          Total investment income                      --    169,443
                                                 --------   --------
Contributions:
    Participant                                        --    772,632
    Employer                                      167,320    208,614
                                                 --------   --------
          Total contributions                     167,320    981,246
                                                 --------   --------
  Rollovers from Middletown Savings Bank
   Retirement Plan in RSI Retirement Trust             --    717,392
                                                 --------   --------
          Total additions                         167,320  1,868,081

  Deductions from net assets attributed to
    benefits paid to participants                  60,000    386,569
                                                 --------   --------
          Net increase prior to transfers         107,320  1,481,512
  Transfers                                            --         --
                                                 -------- ----------
          Net increase                            107,320  1,481,512

  Net assets available for plan benefits:
    Beginning of year                              60,000  1,280,273
                                                 --------  ---------
    End of year                                   167,320  2,761,785
                                                 ========  =========

See accompanying notes to financial statements.

                                                       MIDDLETOWN SAVINGS BANK
                                                         401(K) SAVINGS BANK

                                            Statement of Changes in Net Assets Available
                                                          for Plan Benefits

                                                    Year ended December 31, 1995

                                                 Fidelity                                           Fidelity
                                                  Advisor                                           Advisor         Fidelity
                                                  Growth           Fidelity         Fidelity        Limited         Advisor
                                                  Oppor-           Advisor          Advisor           Term           Daily
                                                 tunities          Balanced         Overseas          Bond           Money
                                                   Fund              Fund             Fund            Fund            Fund
                                                   ----              ----             ----            ----            ----
Additions:
  Investment income:
    Net appreciation (depreciation) in
      fair value of investments                  $   4,699            1,422              659             635           -
    Interest                                          -                -                -               -              -
    Dividends                                          470              400               22             558          1,227
                                                  --------          -------           ------          ------        -------
         Total investment income                     5,169            1,822              681           1,193          1,227
                                                  --------          -------           ------          ------        -------
  Contributions:
    Participant                                     25,080           15,687            2,811           8,773          2,840
    Employer                                          -                -                -               -              -
                                                  --------          -------          -------         -------        -------
         Total contributions                        25,080           15,687            2,811           8,773          2,840
                                                  --------          -------          -------         -------        -------
         Total additions                            30,249           17,509            3,492           9,966          4,067

Deductions from net assets attributed to
  benefits paid to participants                        128               62             -                 42             20
                                                  --------          -------          -------         -------        -------
         Net increase (decrease)
           prior to transfer                        30,121           17,447            3,492           9,924          4,047

Transfers                                          253,923          189,902           36,637          98,342         65,931
                                                  --------          -------          -------         -------        -------
         Net increase (decrease)                   284,044          207,349           40,129         108,266         69,978

Net assets available for plan benefits:
  Beginning of year                                   -                -                -               -              -
                                                  --------          -------          -------         -------        -------
  End of year                                    $ 284,044          207,349           40,129         108,266         69,978
                                                  ========          =======          =======         =======        =======




                                                     MSB
                                                   Bancorp           Par-                           RSI
                                                    Stock          ticipant                     Retirement
                                                     Fund           Notes         Other            Trust               Total
                                                     ----           -----         -----            -----               -----
Additions:
  Investment income:
    Net appreciation (depreciation) in
      fair value of investments                    (59,700)            -            -              167,658             115,373
    Interest                                          -               2,376         -                 -                  2,376
    Dividends                                       12,008             -            -                 -                 14,685
                                                 ---------          -------      -------          --------            --------
         Total investment income                   (47,692)           2,376         -              167,658             132,434
                                                 ---------          -------      -------          --------            --------
  Contributions:
    Participant                                     44,733             -            -               43,428             143,352
    Employer                                          -                -          60,000              -                 60,000
                                                  --------          -------      -------          --------            --------
         Total contributions                        44,733             -          60,000            43,428             203,352
                                                  --------          -------      -------          --------            --------
         Total additions                            (2,959)           2,376       60,000           211,086             335,786

Deductions from net assets attributed to
  benefits paid to participants                    157,161             -            -              202,502             359,915
                                                  --------          -------      -------          --------            --------
         Net increase (decrease)
           prior to transfer                      (160,120)           2,376       60,000             8,584             (24,129)

Transfers                                          190,156            2,143         -             (837,034)                -
                                                  --------          -------      -------         ---------            --------
         Net increase (decrease)                    30,036            4,519       60,000          (828,450)            (24,129)

Net assets available for plan benefits:
  Beginning of year                                416,781           59,171         -              828,450           1,304,402
                                                  --------          -------      -------           -------           ---------
  End of year                                      446,817           63,690       60,000              -              1,280,273
                                                  ========          =======       ======           =======           =========

See accompanying notes to financial statements.

                             MIDDLETOWN SAVINGS BANK
                               401(K) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1996 and 1995


(1) DESCRIPTION OF PLAN

      The following description of the Middletown Savings Bank 401(k) Savings Plan (the Plan) provides general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions:

      (A)   GENERAL

            The Plan is a defined contribution plan covering all full-time employees of MSB Bank (the Bank) who have one year of service, as defined, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employee contribution to the plan is voluntary.

      (B)   CONTRIBUTIONS

            Each year, participants may elect to make contributions of not less than 2% nor more than 10% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Additional amounts may be contributed by the Bank at the discretion of the Bank. Contributions are subject to certain limitations.

      (C)   PARTICIPANT ACCOUNTS

            Each participant's account is credited with the participant's contribution and allocations of (i) the Bank's contribution, if any, and (ii) plan earnings or losses. Bank contributions shall be allocated among the eligible employees in the proportion that the compensation of each such eligible employee bears to the aggregate compensation of all such eligible employees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      (D)   VESTING

            Participants are immediately vested in their contributions and actual earnings or losses thereon. After two years of service, a participant is vested in employer contributions plus actual earnings or losses thereon, 20% for each year of service until the participant is 100% vested.

                             MIDDLETOWN SAVINGS BANK
                               401(K) SAVINGS PLAN

                    Notes to Financial Statements, Continued

(1), CONTINUED

      (E)   PARTICIPANT DIRECTED INVESTMENT OPTIONS

            Upon enrollment in the Plan, a participant may direct his or her contributions in 5% increments in any of the following six investment options:

                           Fidelity Advisor Growth Opportunities Fund
                           Fidelity Advisor Balanced Fund
                           Fidelity Advisor Overseas Fund
                           Fidelity Advisor Intermediate Bond Fund
                           Fidelity Advisor Daily Money Fund
                           MSB Bancorp Stock Fund

            During 1996, the name of the Fidelity Advisor Income and Growth Fund changed to Fidelity Advisor Balanced Fund and the name of the Fidelity Advisor Limited Term Bond Fund changed to Fidelity Advisor Intermediate Bond Fund. Participants may change their investment options quarterly.

      (F)   PARTICIPANT NOTES RECEIVABLE

            Participants may borrow from their accounts up to an amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant notes fund. Loan terms shall not exceed five years unless the loan is used to acquire a primary residence, in which case the borrower may have a term of up to ten years. The loans are secured by the balance in the participant's account and bear interest at the prime rate, rounded to the nearest quarter of 1%. Principal and interest are paid ratably through monthly payroll deductions.

      (G)   PAYMENT OF BENEFIT

            Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period not to exceed ten years.

      (H)   FORFEITURES

            Upon the termination of service of a participant for any reason other than early retirement, death or disability, that portion, if any, of his or her account that is not vested shall be forfeited. Amounts that are forfeited by participants terminating during a plan year are allocated, as of the last valuation date in such year, among the matching contribution accounts of participants who are eligible employees as of the last day of such year. Such allocation is made in the same proportion that each such participant's compensation for the plan year bears to the aggregate compensation of all such participants for such year.

                             MIDDLETOWN SAVINGS BANK
                               401(K) SAVINGS PLAN

                    Notes to Financial Statements, Continued

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (A)   BASIS OF ACCOUNTING

            The accompanying financial statements of the Plan are prepared on an accrual basis of accounting.

      (B)   USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reporting of assets and liabilities and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

      (C)   INVESTMENT VALUATION AND INCOME RECOGNITION

            The Plan's investments are stated at fair market value. Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Bank stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

            The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

            Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

      (D)   PAYMENT OF BENEFITS

            Benefits are recorded when paid.

      (E)   PLAN TERMINATION

            Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA. In the event of plan termination, the accounts of each affected participant shall become fully vested.

                             MIDDLETOWN SAVINGS BANK
                               401(K) SAVINGS PLAN

                    Notes to Financial Statements, Continued


(2), CONTINUED

      (F)   FEDERAL INCOME TAXES

            The Internal Revenue Service has determined and informed the Bank by a letter dated October 24, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code and, therefore, are exempt from federal income taxes. In the opinion of the plan administrator and the Plan's tax counsel, the Plan and related trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

      (G)   ADMINISTRATIVE EXPENSES

            Administrative expenses are paid by the Bank.

(3)   INVESTMENTS

      Investments that represent 5% or more of net assets available for plan benefits as of December 31, 1996 and 1995 are as follows:

                                                       1996             1995
                                                       ----             ----

Fidelity Advisor Growth Opportunities Fund-
      23,876.026 shares in 1996 and 8,903.51
      shares in 1995                                 $ 842,824         281,708
Fidelity Advisor Balanced Fund--
      34,878.711 shares in 1996 and 13,104.290
      shares in 1995                                   571,313         205,874
Fidelity Advisor Intermediate Bond Fund--
      17,403.205 shares in 1996 and 9,917.467
      shares in 1995                                   182,734         107,406
Fidelity Advisor Daily Money Fund --
      166,241.290 shares                               166,241            -
MSB Bancorp Stock Fund-- 29,852.00
      shares in 1996 and 23,826.00 shares in 1995      585,846         440,781
                                                       =======         =======

                                                                      Schedule 1
                                                                      ----------

                                              MIDDLETOWN SAVINGS BANK
                                                401(K) SAVINGS PLAN

                            Item 27a - Schedule of Assets Held for Investment Purposes

                                                 December 31, 1996


                                                     Number
                                                       of                                     Current
                                                     Shares               Cost                 value
                                                     ------               ----                 -----
Mutual funds:
   Fidelity Advisor Growth Opportunities
      Fund                                        23,876.026           $  808,572              842,824
   Fidelity Advisor Balance Fund                  34,878.711              552,508              571,313
   Fidelity Advisor Overseas Fund                  5,676.675               84,456               87,194
   Fidelity Advisor Intermediate
      Bond Fund                                   17,403.205              185,180              182,734
   Fidelity Advisor Daily Money Fund             166,241.290              166,241              166,241
                                                                       ----------            ---------
                                                                        1,796,957            1,850,306

MSB Bancorp common stock                          29,852.000              514,463              585,846
Participant notes                                        N/A              133,399              133,399
                                                 ===========           ----------            ---------
                                                                       $2,444,819            2,569,551
                                                                       ==========            =========


                                                                      Schedule 2
                                                                      ----------


                                              MIDDLETOWN SAVINGS BANK
                                                401(K) SAVINGS PLAN

                                  Item 27c - Schedule of Reportable Transactions

                                           Year Ended December 31, 1996


                                                             Number
                                           Trans-              of               Average                                Net
                                           action            trans-             cost of            Cost/              gain
                                            Type             actions            assets           proceeds            (loss)
                                            ----             -------            ------           --------            ------


259,666.020 PAR
Money Market FD
Fidelity Daily Money FD                   Purchase             94            $     -              259,666               -

167,111.370 PAR
Money Markt FD
Fidelity Daily FD                           Sale               64               167,111           167,111               -

21,549.771 units
Fidelity Advisor SER II
Growth Opportunity Port                   Purchase             48                  -              742,710               -

6,577.255 units
Fidelity Advisor SER II
Growth Opportunity Port                     Sale               35               211,564           257,974            46,410

25,142.259 units
Fidelity Advisor SER II
Balance Portfolio                         Purchase             44                  -              400,765               -

3,368.201 units
Fidelity Advisor SER II
Balance Portfolio                           Sale               29                52,747            57,642             4,895

10,505.382 units
Fidelity Advisor SER IV
Intermediate Bond -
Institutional Client                      Purchase             12                  -              112,565               -

392.174 units
Fidelity Advisor SER IV
Intermediate Bond -
Institutional Client                        Sale                5                 4,230             4,182               (48)

8,206.414 units
Fidelity Advisor SER IV
Intermediate BD FD                        Purchase             35                  -               86,189               -




                                                                                                               SCHEDULE 2

                                              MIDDLETOWN SAVINGS BANK
                                                401(K) SAVINGS PLAN

                             Item 27c - Schedule of Reportable Transactions, Continued


                                                               Number            Average
                                             Trans-              of                cost                                 Net
                                             action            trans-               of               Cost/             gain
                                              Type             actions            assets           proceeds           (loss)
                                              ----             -------            ------           --------           ------


10,583.047 units
Fidelity Advisor SER IV
Intermediate BD FD                            Sale               25             $ 116,117           113,335           (2,782)

4,234.335 units
Fidelity Advisor SER IV
Overseas Fund Class A                       Purchase             42                  -               64,257              -

1,331.720 units
Fidelity Advisor SER IV
Overseas Fund Class A                         Sale               13                19,035            22,985            3,950

1,256,259.350 PAR
Marine Midland Bank
Colletive Trust
Short Term Investment
Fund Directed                               Purchase            104                  -            1,256,259              -


1,214,249.090 PAR
Marine Midland Bank
Collective Trust
Short Term Investment
Fund Directed                                 Sale               81             1,214,249        1,214,249               -

12,261.000 shares
MSB Bancorp Inc.                            Purchase             14                  -             222,712               -

5,372.000 shares
MSB Bancorp Inc.                              Sale                9                92,761           91,044            (1,717)
                                                              =====             =========        =========           ========
